As filed with the Securities and Exchange Commission on December 15, 2022

SECURITIES AND EXCHANGE COMMISSION

AMENDMENT NO. 1

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

IDR Core Property Index Fund Ltd

(Name of Subject Company (Issuer) AND Filing Person (Offeror))

Class A Shares of Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities) (Underlying Common Stock)

3 Summit Park Drive

Suite 450

Independence, OH 44131

(Address of Principal Executive Offices)

Gary A. Zdolshek

IDR Investment Management, LLC

3 Summit Park Drive

Suite 450

Independence, OH 44131

(Name and address of agent for service)

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

John J. Mahon, Esq.

Schulte Roth & Zabel LLP

901 Fifteenth Street, NW, Suite 800

Washington, DC 20005

Tel: (202) 729-7470

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

☐	Check the box if the filing is a final amendment reporting the results of the tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on November 23, 2022 (the “Schedule TO”) by IDR Core Property Index Fund Ltd., an externally managed, non-diversified, closed-end management investment company incorporated in Maryland (the “Company”). The Schedule TO, as amended, relates to the offer by the Company to purchase up to 23,495 shares of its issued and outstanding Class A common stock as of September 30, 2022, par value $0.001 per share (the “Shares”), representing 1% of the Company’s total outstanding shares, at a purchase price of $12.5718 per Share, upon the terms and subject to the conditions described in the Offer to Purchase, dated November 23, 2022 (the “Original Offer to Purchase”), as amended and supplemented by the Supplement to the Offer to Purchase, dated December 15, 2022, and filed herewith as Exhibit 99(a)(1)(A)(2) (the “Supplement”), and in the related Amended Letter of Transmittal, dated December 15, 2022, filed herewith as Exhibit 99(a)(1)(B)(2), each as may be further amended or supplemented from time to time, which collectively constitute the “Offer.”

The purpose of this Amendment No. 1 is to amend and supplement the terms of the Offer by, among other things, (i) decreasing the number of Shares that the Company is offering to purchase from 117,477 to 23,495 Shares, and (ii) extending the expiration date of the Offer to 11:59 PM, Eastern Time on December 30, 2022, unless otherwise extended, withdrawn, or terminated.

Except as specifically provided herein, the information contained in the Original Offer to Purchase and Letter of Transmittal remains unchanged by this Amendment No. 1. You should read this Amendment No. 1 together with the Original Offer to Purchase and Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings given to them in the Original Offer to Purchase.

Item 1 through Item 11 and Item 13.

Items 1 through 11 and 13 of Schedule TO are hereby amended and supplemented by the information set forth in the Supplement and the Amended and Restated Letter of Transmittal, each of which are incorporated by reference herein. References to the maximum number Shares which the Company may purchase of 117,477 Shares (representing 5% of the Company’s total outstanding shares as of September 30, 2022) are hereby amended and replaced with 23,495 Shares (representing 1% of the Company’s total outstanding shares as of September 30, 2022), and any calculations using an assumed maximum purchase amount of 117,477 Shares shall now reflect a maximum purchase amount of 23,495 Shares to reflect the decreased consideration offered to security holders.

Item 12. Exhibits

Item 12 of the Schedule TO is amended and supplemented as follows:

EXHIBIT
NUMBER	DESCRIPTION
99(a)(1)(A)(1)	Offer to Purchase, dated November 23, 2022*
99(a)(1)(A)(2)	Supplement to the Offer to Purchase, dated December 15, 2022**
99(a)(1)(B)(1)	Letter of Transmittal (including Instructions to Letter of Transmittal)*
99(a)(1)(B)(2)	Amended Letter of Transmittal**
99(a)(1)(C)(1)	Email to Stockholders, dated November 23, 2022*
99(a)(1)(C)(2)	Email to Stockholders, dated December 15, 2022**
99(a)(1)(C)(3)	Email to Advisors, dated December 15, 2022**
99(a)(1)(D)	Form of Notice of Tender Cancellation*

*	Previously filed with the Schedule TO on November 23, 2022.
**	Filed herewith.

Item 12(b) Filing Fee Exhibit

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2022

IDR Core Property Index Fund Ltd.

By:	/s/ Gary A. Zdolshek
Name:	Gary A. Zdolshek
Title:	President

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